

December 14, 2009

Mr. Donald Balletto
Chief Financial Officer
Silverado Gold Mines Ltd.
1111 West Georgia Street, Suite 1820
Vancouver, British Columbia, Canada

      Re: Silverado Gold Mines Ltd.
              Form 8-K Filed May 12, 2009
              Form 10-Q for the Fiscal Quarter Ended May 31, 2009
              Filed July 15, 2009
              Form 8-K filed October 6, 2009
              Form 10-Q for the Fiscal Quarter Ended August 31, 2009
              Filed October 15, 2009
              File No. 0-12132

Dear Mr. Balletto:

We have reviewed your filings and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K Filed May 12, 2009

Unregistered Sales of Equity Securities

Regulation S

1. You disclose that on May 6, 2009, you completed a sale and issuance of shares
    pursuant to the Equity Line Agreement, under Rule 903 of Regulation S. We also
    note your statement that "The investor represented to the Registrant that the
    investor was not a U.S. person, as defined in Regulation S, and was not acquiring
    the securities for the account or benefit of a U.S. person." However, the address
    stated for the investor on pages 18 to 19 of the Equity Line Agreement, filed as
    Exhibit 99.1, is a U.S. address. Furthermore, reference to page 22 suggests that
    the Equity Line Agreement appears to have been executed by the investor in the
    United States.

    Please explain to us in necessary detail the basis for your belief that the sale of the
    securities to the investor was consistent with Regulation S. Also, please advise us
    whether the investor was acquiring the securities for the account or benefit of a
    U.S. person. We may have further comments after reviewing your response.

Form 10-Q for the Fiscal Quarter Ended May 31, 2009

Unregistered Sales of Equity Securities and Use of Proceeds, page 37

2. Explain to us why you do not disclose in this section the unregistered sale on May
    6, 2009, pursuant to the Equity Line Agreement. Please revise the disclosure to
    provide all of the information required by Part II, Item 2 of Form 10-Q and Item
    701 of Regulation S-K. For example, as to all unregistered sales of equity
    securities during the period covered by the report, disclose the dates of sales; the
    title and amount of securities sold; the name of principal underwriters, if any; the
    persons to whom the securities were sold; the consideration received; the
    exemptions from registration claimed; and the factual basis for the exemptions.
    We may have further comments after reviewing your response.

Form 8-K filed October 6, 2009

Unregistered Sales of Equity Securities

Regulation S

3.   You disclose that on June 16, 2009, you completed a sale and issuance of shares
        pursuant to the Equity Line Agreement, under Rule 903 of Regulation S.

        Please explain to us in necessary detail the basis for your belief that the sale of the
        securities to the investor was consistent with Regulation S. Also, please advise us
        whether the investor was acquiring the securities for the account or benefit of a
        U.S. person. We may have further comments after reviewing your response.

Form 10-Q for the Fiscal Quarter Ended August 31, 2009

Unregistered Sales of Equity Securities and Use of Proceeds, page 39

4.   Please revise the disclosure to provide all of the information required by Part II,
        Item 2 of Form 10-Q and Item 701 of Regulation S-K. For example, as to all
        unregistered sales of equity securities during the period covered by the report,
        disclose the dates of sales; the title and amount of securities sold; the name of
        principal underwriters, if any; the persons to whom the securities were sold; the
        consideration received; the exemptions from registration claimed; and the factual
        basis for the exemptions. We may have further comments after reviewing your
        response.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Norman Gholson at (202) 551-3237 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director